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                                                                  Exhibit (a)(8)


English language translation of press release issued by Parent on November 4, 1999

"Cementos Portland, S.A. to launch a public tender offer for 100% of the outstanding shares of Giant Cement Holding, Inc. (USA)"

Cementos Portland, S.A. announced this afternoon that it has entered into an agreement with Giant Cement Holding, Inc. to launch a public tender offer for 100% of the outstanding shares of the latter at a cash price of $31 per share. Assuming that all shareholders tender their shares, the aggregate purchase price will be approximately $281 million (44,614 million pesetas). With this acquisition, it is expected that the Cementos Portland group will exceed 100,000 million pesetas in sales and reach operating cash flow of approximately 40,000 million pesetas in the year 2000, which implies multiplying both amounts by 2.5 times in the last three years. After the acquisition, the group's aggregate cement production capacity will reach 9.6 million metric tons.

Giant is a North American company with two cement plants, one in South Carolina and the other in Pennsylvania, which have an installed cement production capacity of 1.4 million metric tons combined, making it the fourth largest cement producer of the East Coast. In September 1999, Giant expanded its market potential with the acquisition of a new cement terminal in Virginia with potential cement capacity of 450,000 metric tons, through which Giant will be able to import and export cement. Moreover, Giant is the principal supplier of lightweight aggregates on the East Coast and has three plants with an aggregate installed capacity of approximately 550,000 metric tons. In addition, Giant operates five concrete block plants (with installed capacity of approximately 18 million units) which serve the South-Atlantic and Middle-Atlantic regions of the United States.

Giant is one of the industry's pioneers in the development of the use of waste materials as fuel in the manufacturing process of cement and lightweight aggregates. Giant has permits to burn waste fuels in its South Carolina and Pennsylvania cement plants and in its three lightweight aggregate plants.

Today, Giant is the largest user of waste-derived fuel in the U.S. cement industry, which allows the company to be one of the lowest-cost producers. To guarantee adequate fuel supply, Giant operates two waste treatment plants with an aggregate capacity of approximately 130 million liters, located in South Carolina (about 80 kilometers from the cement plant) and in Alabama. These two plants serve the entire eastern region of the U.S. (to the Mississippi River).




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In the twelve months ended June 30, 1999, Giant had revenues of $172.4 million
(25,723 million pesetas), operating profit of $29.1 million (4,347 million pesetas) and net profit after taxes of $18.0 million (2,681 million pesetas).

Cementos Portland considers that this transaction will enable it to establish critical mass in the important North American market, where it is expected that increased public spending on highways and infrastructure, as promoted by the Transportation and Equity Act for the 21st Century (TEA 21), should help keep cement demand above installed production capacity during the next four or five years, particularly in Giant's regional markets. In addition, the transaction will enable Cementos Portland to diversify its business from its heavy emphasis on Spain and to consolidate its presence on the Atlantic coast, where Cementos Portland already operates a plant in Maine through its 65% participation in CDN-USA, Inc. Furthermore, Cementos Portland expects to capitalize on Giant's experience in using waste materials as fuel to reduce costs in the cement manufacturing process. The aforementioned benefits, in combination with the excellent expected evolution of Giant, will contribute to create long-term value for Cementos Portland's shareholders and to increase earnings per share. Cementos Portland will finance the acquisition with its existing lines of credit and available bank loans.

Giant's Board of Directors has unanimously approved the tender offer and has recommended acceptance by Giant's shareholders. The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the offer at least a majority of the outstanding Giant shares and upon the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Schroders has advised Cementos Portland in this transaction.

Madrid, November 4, 1999



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